Exhibit (d)(1)

PARNASSUS FUNDS

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

THIS AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT is made this 24th day of March, 2020, by and between PARNASSUS FUNDS (the "Trust"), a Massachusetts business trust, and PARNASSUS INVESTMENTS (the "Adviser").

RECITALS:

WHEREAS, the Trust is an open-end management investment company registered as an investment company under the Investment Company Act of 1940, and subject to the rules and regulations promulgated thereunder.

WHEREAS, the Adviser acts as the "investment adviser" to the series of the Trust referenced herein.

WHEREAS, the Trust and the Adviser agreed to amend and restate the original Investment Advisory Agreement, dated as of March 21, 2007, solely to reflect (a) the name change of certain series to their current names, (b) remove reference to a series that was liquidated, and (c) the reduction of the advisory fee for certain series.

WHEREAS, with regard to these changes, the Securities and Exchange Commission has provided that such immaterial changes do not require shareholder approval (see Washington Mutual Investors Fund, Inc. no- action letter, publicly available May 14, 1993; Limited Term Mun. Fund, Inc. no-action letter, publicly available November 17, 1992; PMD Inv. Co. no-action letter, publicly available April 22, 1991; and USAA Mutual Fund, Inc. no-action letter, publicly available January 30, 1999).

WHEREAS, the Investment Advisory Agreement, as amended and restated, has a period of May 1 each year it is renewed through April 30 of the following year.

WITNESSETH:

In consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed by and between the parties hereto as follows:

1.In General. The Adviser agrees, all as more fully set forth herein, to act as managerial investment adviser to the Trust with respect to the investment of its assets and to supervise and arrange the purchase and sale of securities held in the portfolio of the Trust and generally administer the affairs of the Trust.

2.Duties and Obligation of the Adviser with respect to Management of the Trust.

a. Subject to the succeeding provisions of this section and subject to the direction and control of the Board of Trustees of the Trust, the Adviser shall:

i.Decide what securities shall be purchased or sold by the Trust and when;

ii.Arrange for the purchase and the sale of securities held in the portfolio of the Trust by placing purchase and sale orders for the Trust; and

iii.Maintain oversight and ultimate authority over invested collateral in connection with the Fund's securities lending program.

b.Any investment purchases or sales made by the Adviser shall at all times conform to, and be in accordance with, any requirements imposed by: (1) the provisions of the Investment Company Act of 1940 (the "Act") and of any rules or regulations in force thereunder; (2) any other applicable provisions of law; (3) the provisions of the Declaration of Trust and By-Laws of the Trust as amended from time to time;

(5)any policies and fundamental policies of the Trust, as reflected in its registration statement under the Act, or as amended by the shareholders of the Trust.

c.The Adviser shall also administer the affairs of the Trust and, in connection therewith, shall be responsible for (i) maintaining the Trust's books and records (other than financial or accounting books and records or those being maintained by the Trust's custodian, transfer agent or accounting services agent); and (ii) overseeing the Trust's insurance relationships.

The Adviser shall give the Trust the benefit of its best judgment and effort in rendering services thereunder, but the Adviser shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon its own investigation and research or upon investigation and research made by any other individual, firm or corporation, if such purchase, sale or retention shall have been made and such other individual, firm or corporation shall have been selected in good faith. Nothing contained therein shall, however, be construed to protect the Adviser against any liability to the Trust or its security holders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

The Trust agrees that the word "Parnassus" in its name is derived from the name of the Adviser and is the property of the Adviser for copyright and all other purposes and that, therefore, such word may be freely used by the Adviser as to other investment companies or other investment products. The Trust further agrees that, in the event that the Adviser ceases to be the Trust's investment adviser for any reason, the Trust will (unless the Adviser otherwise consents in writing) promptly take all necessary steps to change its name to a name not including the word "Parnassus".

It is agreed that the Adviser shall have no responsibility or liability for the accuracy or completeness of the Trust's Registration Statement under the 1940 Act or the Securities Act of 1933 except for information supplied by the Adviser for inclusion therein. The Trust agrees to indemnify the Adviser to the full extent permitted by the Trust's Declaration of Trust.

3.Broker-Dealer Relationships. In connection with its duties set forth in Section 2(a)(ii) of this Agreement to arrange for the purchase and the sale of securities held in the portfolio of the Trust by placing purchase and sale orders for the Trust, the Adviser shall select such broker-dealers ("brokers") as shall, in the Adviser's judgment, implement the policy of the Trust to achieve "best execution", i.e. prompt and efficient execution at the most favorable securities price. In making such selection, the Adviser is authorized to consider the reliability, integrity and financial condition of the broker.

The Adviser is also authorized to consider whether the broker provides brokerage and/or research services to the Trust and/or other accounts of the Adviser. The commissions paid to such brokers may be higher than another broker would have charged if a good faith determination is made by the Adviser that the commission is reasonable in relation to the services provided, viewed in terms of either that particular transaction or the Adviser's overall discretion. The Adviser shall use its judgment in determining that the amount of commissions paid are reasonable in relation to the value of brokerage and research services provided and need not place or attempt to place a specific dollar value on such services or on the portion of commission rates reflecting such services. To demonstrate that such determinations were in good faith and to show the overall reasonableness of commissions paid, the Adviser shall be prepared to show that commissions paid (i) were for purposes contemplated by this Agreement; (ii) were not allocated or paid for products or services which were readily and customarily available and offered to the public on a commercial basis; and (iii) were within a reasonable range as compared to the rates charged by qualified brokers to other institutional investors as such rates may become known from available information. The Trust recognizes that, on any particular transaction, a higher than usual commission may be paid due to the difficulty of the transaction in question.

4.Allocation of Expenses. The Adviser agrees that it will furnish the Trust, at the Adviser's expense, with all office space and facilities, and equipment and clerical personnel necessary for carrying out its duties under this Agreement. The Adviser will also pay all compensation of all Trustees, officers and employees of the Trust who are affiliated persons of the Adviser. All costs and expenses not expressly assumed by the Adviser under this Agreement shall be paid by the Trust, including, but not limited to (i) interest and taxes; (ii) brokerage commissions; (iii) insurance premiums; (iv) compensation and expenses of its Trustees other than those affiliated with the Adviser; (v) legal and audit expenses; (vi) fees and expenses of the Trust's custodian, shareholder servicing or transfer agent and accounting services agent; (vii) expenses incident to the issuance of its shares, including stock certificates and issuance of shares on the payment of, or reinvestment of, dividends; (viii) fees and expenses incident to the registration under Federal or state securities laws of the Trust or its shares; (ix) expenses of preparing, printing and mailing reports and notices and proxy material to shareholders of the Trust; (x) all other expenses incidental to holding meetings of the Trust's shareholders; (xi) dues or assessments of or contributions to the Investment Company Institute and the Social Investment Forum or any successor; and (xii) such non-recurring expenses as may arise, including litigation affecting the Trust and the legal obligations which the Trust may have to indemnify its officers and Trustees with respect thereto.

5.Compensation of the Adviser.

a.The Trust agrees to pay the Adviser and the Adviser agrees to accept as full compensation for all services rendered by the Adviser hereunder, an annual management fee payable monthly and computed at the following annual percentages of each Fund's average daily net assets:

∙For the Parnassus Mid Cap Growth Fund, the fee is 0.70% of the first $100 million in assets; 0.65% of the amount above $100 million in assets up to $200 million; and 0.60% of the amount above $200 million.

∙For the Parnassus Mid Cap Fund, the fee is 0.85% of the first $100 million in assets; 0.80% of the amount above $100 million in assets up to $200 million; 0.75% of the amount above $200 million up to $500 million and 0.70% of the amount above $500 million.

∙For the Parnassus Endeavor Fund, the fee is 0.85% of the first $100 million in assets; 0.80% of the amount above $100 million in assets up to $200 million; 0.75% of the amount above $200 million up to $500 million and 0.65% of the amount above $500 million.

b.In the event the expenses of the Trust (including the fees of the Adviser and amortization of organization expenses but excluding interest, taxes, brokerage commissions, extraordinary expenses and sales charges and distribution fees) for any fiscal year exceed the limits set by applicable regulations of state securities commissions, the Adviser will reduce its fee by the amount of such excess. Any such reductions are subject to readjustment during the year. The payment of the management fee at the end of any month will be reduced or postponed or, if necessary, a refund will be made to the Trust so that at no time will there be any accrued but unpaid liability under this expense limitation.

6.Duration and Termination.

a.This Agreement initially went into effect on March 21, 2007 and continued in effect until April 30, 2008, and thereafter from year to year, but only so long as such continuance is specifically approved at least annually by the Trust's Board of Trustees, including the vote of a majority of the Trustees who are not parties to this Agreement or "interested persons" (as defined in the Act) of any such party cast in person at a meeting called for the purpose of voting on such approval, or by the vote of the holders of a "majority" (as so defined) of the outstanding voting securities of the Trust and by such a vote of the Trustees.

b.This Agreement may be terminated by the Adviser at any time without penalty upon giving the Trust sixty (60) days' written notice (which notice may be waived by the Trust) and may be terminated by the Trust at any time without penalty upon giving the Adviser sixty (60) days' written notice

(which notice may be waived by the Adviser), provided that such termination by the Trust shall be directed or approved by the vote of a majority of all its Trustees in office at the time or by the vote of the holders of a majority (as defined in the Act) of the voting securities of the Trust at the time outstanding and entitled to vote. This Agreement shall automatically terminate in the event of its assignment (as so defined).

7.No Shareholder Liability. The Adviser understands that the obligations of this Agreement are not binding upon any shareholder of the Trust personally, but bind only the Trust's property. The Adviser represents that it has notice of the provisions of the Trust's Declaration of Trust disclaiming shareholder liability for acts or obligations of the Trust.

* * *

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by duly authorized persons and their seals to be hereunto affixed, all as of the day and year first above written.

PARNASSUS FUNDS	PARNASSUS INVESTMENTS
By: /s/ John V. Skidmore II	By: /s/ John V. Skidmore II
Name: John V. Skidmore II	Name: John V. Skidmore II
Title: Chief Compliance Officer and Secretary	Title: Chief Compliance Officer and Secretary

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